UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

American Apparel, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

023850100

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 76,100,813 (See Items 2, 4 and 5 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,540,000 (See Items 2, 4 and 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,000 (See Items 2, 4 and 5 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4)
13	Percent of Class Represented by Amount in Row (11) 0.9% (See Items 2, 4 and 5 below)
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,178,097 (See Items 2, 4 and 5 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,178,097(See Items 2, 4 and 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,178,097 (See Items 2, 4 and 5 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4)
13	Percent of Class Represented by Amount in Row (11) 0.7% (See Items 2, 4 and 5 below)
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. P Standard General Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 361,903 (See Items 2, 4 and 5 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 361,903 (See Items 2, 4 and 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 361,903 (See Items 2, 4 and 5 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4)
13	Percent of Class Represented by Amount in Row (11) 0.2% (See Items 2, 4 and 5 below)
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 76,100,813 (See Items 2, 4 and 5 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,540,000 (See Items 2, 4 and 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,000 (See Items 2, 4 and 5 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4)
13	Percent of Class Represented by Amount in Row (11) 0.9% (See Items 2, 4 and 5 below)
14	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to Common Stock, par value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 747 Warehouse Street, Los Angeles, California 90021.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) Standard General L.P., a Delaware limited partnership (“Standard General”); (ii) Standard General Master Fund L.P., a Cayman Islands limited partnership (the “Master Fund”); (iii) P Standard General Ltd., a British Virgin Islands company (“P Standard General” and, together with the Master Fund, the “Funds”); and (iv) Soohyung Kim (“Mr. Kim”), a director of the general partner of the general partner of Standard General.  The persons and entities referred to in items (i)-(iv) hereof may be collectively referred to herein as the “Reporting Persons.”

Standard General serves as investment manager to each of the Funds and, in such capacity, exercises voting and investment control over securities held for the accounts of the Funds.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest in such shares, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b) The business address of each of the Reporting Persons is c/o Standard General L.P., 767 Fifth Avenue, 12th Floor, New York, NY 10153.

(c) Each of the Funds is a private investment vehicle.  Standard General provides investment management services to the Funds and other private investment vehicles.  Mr. Kim serves as a director of the general partner of the general partner of Standard General, and the principal occupation of Mr. Kim is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 4 below is hereby incorporated herein by reference.

Any funds used by the Reporting Persons to purchase securities of the Issuer in furtherance of the agreement described in Item 4 below will be drawn from working capital of the Funds.

Item 4.	Purpose of Transaction

The Letter Agreement

On June 25, 2014 Standard General, on behalf of one or more of the funds for which it serves as investment manager (collectively, “SG”), entered into a letter agreement (the “Letter Agreement”) with Mr. Charney. The Letter Agreement states that SG intends to purchase Common Stock of the Issuer.  If SG, in its sole discretion, is able to purchase at least 10% of the outstanding shares of Common Stock of the Issuer (the “Condition Precedent”) then SG will loan Mr. Charney an amount equal to the SG Price (as defined below) times the number of shares purchased by SG.  The number of shares and the SG Price shall be determined upon completion of SG’s purchases, and SG shall notify Mr. Charney upon completion of the purchases.  Mr. Charney will use the proceeds of such loan to purchase such Common Stock from SG for the lowest price paid by SG for such common stock after the first purchase.  Mr. Charney will enter into definitive loan documents which will provide for the following:

(i)	The loan will bear interest at 10% per annum, which will be payable in kind.
(ii)	The loan will mature on July 15, 2019, but may be prepaid without penalty.
(iii)	The proceeds of the loan will be used solely to acquire the shares from SG.
(iv)	The loan will be collateralized by the Common Stock purchased by Mr. Charney from SG and Mr. Charney’s other shares of Common Stock.
(v)
Mr. Charney and SG will enter into warrant agreements granting SG a right to purchase (a) the shares sold to him by SG, and (b) 4,720,941 shares.  The price to be paid for such shares pursuant to such warrant agreements will be the SG Price.

(vi)
Mr. Charney will not be able to vote the Original Shares or the Additional Shares (each as defined in the Letter Agreement) purchased from SG without SG’s consent other than pursuant to the Investment Voting Agreement dated March 13, 2009 between Mr. Charney and Lion Capital (Guernsey) II Limited.  Mr. Charney also retains the right to vote the Original Shares in favor of his election to the Board, however, he has agreed not to seek a Board seat.

The Condition Precedent has been satisfied and transactions contemplated by the Letter Agreement with respect to the transfer of shares and the related loan and grant of security interest took effect on June 27, 2014.

As a result of the Letter Agreement and the transactions effected thereunder, the Reporting Persons and Mr. Charney have formed a “group” within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each of the Reporting Persons disclaims beneficial ownership of securities of the Issuer beneficially owned by the other Reporting Persons and Mr. Charney, except to the extent of any pecuniary interest that such Reporting Person may have with respect thereto.

Purpose of the Transaction

The Reporting Persons believe that the Issuer is a great company that is beset with difficult corporate governance issues and a fragile capital structure.  We have established a voting agreement to control the founder’s shares and give us the opportunity to resolve this situation and restore the Issuer to health.  Furthermore, we have opened a constructive, detailed and substantive dialogue with members of the current board of the Issuer so that we can find common grounds for an amicable and expeditious resolution.

Absent a consensual agreement with the Issuer, our plan is to bring before the Issuer’s stockholders a highly qualified slate of independent directors that will bring the requisite expertise in retail turnaround as well as institutional credibility.

The Reporting Persons expect the reconstituted board to be able to quickly identify and empower a strong management team that will allow the Issuer to fulfill its full potential. The Reporting Persons expect that the reconstituted board will also repair any corporate governance deficiencies and uphold best corporate practices.  Strong corporate governance enables trust between a corporation and its stockholders.  The current corporate governance difficulties of the Issuer undermine the Issuer’s operation and financial stability.

The Reporting Persons will only support initiatives that comply with the highest standards of governance, ethics, and corporate citizenship. We commend the actions of the existing board of directors to investigate any inkling of malfeasance, and we are committed to allowing this investigation to run its course. The founder has agreed that he will not serve on the board nor play any leadership role in the company until the process is complete, and he will serve no role if he is deemed unfit.

The Reporting Persons have structured this investment to gain control over the shares owned by the founder of American Apparel. This transaction is not about the founder, nor is it an endorsement of him. He is the largest shareholder, and the voting agreement allows us to control his block of shares, and the loan mechanism provides us with the additional protection of a collateral interest in all of his shares. He can no longer vote his shares without our consent.

Currently, the Issuer is threatened by defaults in various parts of its debt structure, that if not addressed in the near term, may result in a bankruptcy, and possibly, a liquidation of the company. The Reporting Persons believe that this would be an unfortunate outcome for a company with over 10,000 employees earning in excess of a living wage with subsidized, affordable health insurance and a socially conscious mission to manufacture in the USA.  The Reporting Persons are prepared to lend their credibility and capital resources to prevent this avoidable outcome in what the Reporting Persons believe is otherwise a healthy business.

Discussions with the Issuer

As discussed above, the Reporting Persons have opened a constructive, detailed and substantive dialogue with members of the current board of the Issuer with a view to finding common ground for an amicable and expeditious resolution.  No agreement has yet been reached and there can be no assurance that any such agreement will reached.

The Reporting Persons have engaged in and intend to continue to engage in discussions with the board and members of the Issuer’s management team concerning the composition of the board, capital structure, governance, management, strategy and other matters concerning the Issuer.

The Reporting Persons also may consider, formulate, discuss and seek to cause the Issuer to implement various plans or proposals intended to enhance the value of their current or future investment in the Issuer, enhance stockholder value or enhance the value of the Issuer’s assets, including plans or proposals that may involve extraordinary matters relating to the Issuer.  Any such action may be taken or advocated by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties, and could include one or more purposes, plans or proposals that relate to or would result in any of the transactions, matters or effects enumerated in Items 4(a) through (j) of Schedule 13D.

The Reporting Persons intend to evaluate various alternatives that are or may become available with respect to the Issuer and its securities.  In addition to matters addressed by the Letter Agreement, the Reporting Persons may from time to time acquire additional equity or debt securities or other instruments of the Issuer or dispose of such equity or debt securities or other instruments in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise.

From time to time, the Reporting Persons may (i) enter into derivative securities transactions or other hedging arrangements with respect to securities held for their accounts, (ii) hold shares of Common Stock in margin accounts or lend portfolio securities to brokers, banks or other financial institutions, or (iii) take other actions with respect to securities of the Issuer.   Loans of portfolio securities typically would obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and may provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan.  From time to time, to the extent permitted by applicable law, the Reporting Persons may borrow securities, including shares of Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

The information set forth in this Item 4 is subject to change, and there can be no assurances that the discussions or activities described in this Item 4 will continue or occur or that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.

The percentage calculations herein are based upon the statement in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, as filed with the Securities and Exchange Commission on May 12, 2014, that there were 173,497,302 outstanding shares of Common Stock of the Issuer as of May 1, 2014.

(c)  The following table lists the Reporting Persons’ transactions in the Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares	Price
Open market purchase	06/26/2014	3,000,000 *	$0.7150
Open market purchase	06/26/2014	15,600,000 **	$0.7172
Open market purchase	06/27/2014	8,751,407 #	$0.8315
Sale to Mr. Charney	06/27/2014	27,351,407 ##	$0.7150
Open market purchase	06/30/2014	1,540,000 +	$0.9108
*	Of these shares, 2,295,019 shares were purchased for the account of the Master Fund and 704,981 shares were purchased for the account of the P Standard General.
**	Of these shares, 11,934,101 shares were purchased for the account of the Master Fund and 3,665,899 shares were purchased for the account of the P Standard General.
#	Of these shares, 6,694,883 shares were purchased for the account of the Master Fund and 2,056,524 shares were purchased for the account of the P Standard General.

##	Of these shares, 20,924,003 shares were sold for the account of the Master Fund and 6,427,404 shares were sold for the account of the P Standard General.
+	Of these shares, 1,178,097 shares were purchased for the account of the Master Fund and 361,903 shares were purchased for the account of the P Standard General.

In addition, in connection with the loan to Mr. Charney referenced in the Letter Agreement whereby he acquired the pecuniary interest in the 27,351,407 shares purchased from the Funds, as reported in above, the Funds acquired a security interest in the shares purchased, plus the 47,209,406 shares previously owned by Mr. Charney.  Pursuant to such security interest, in certain circumstances, the Funds may effect a disposition of the shares pledged as collateral in respect of such loan

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.
Exhibit 99.2
Letter Agreement by and between Standard General and Mr. Charney, incorporated by reference to Exhibit A to Amendment No. 13 to the Schedule 13D of Mr. Charney, as filed with the Securities and Exchange Commission on June 27, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           July 7, 2014

STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim